SECURIT ... SION

04013824

SEC FILE NO.
8-50225

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (mm/dd/yy) AND ENDING 06/30/04 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MILESTONE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

476 3rd STREET
(No and Street)

OAKLAND	CALIFORNIA	94607
(City)	(State)	(Zip Code)

PROCESSED
SEP 13 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY E. WELTER (510) 663-5275
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **GREGORY E. WELTER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MILESTONE FINANCIAL SERVICES, INC.**, as of **JUNE 30, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

EVA M. TANGEN
COMM. #1399618
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXPIRES FEB. 9, 2007

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Conditions.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Milestone Financial Services, Inc.

Annual Audit Report

June 30, 2004

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Milestone Financial Services, Inc.

Table of Contents

	Page
Independent Auditor's Report	3
Statement of Financial Condition	4
Statement of Income (Loss)	5
Statement of Changes in Stockholder's Equity	6
Statement of Cash Flows	7
Notes to the Financial Statements	8
Supplemental Information	
Schedule I: Computation of Net Capital Under Rule 15c3-1 Reconciliation with Company's Net Capital Computation	14
Schedule II: Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 Information for Possession or Control Requirements Under Rule 15c3-3	15
Independent Auditor's Report on Internal Control	16

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Milestone Financial Services, Inc.
Oakland, California

We have audited the accompanying statement of financial condition of Milestone Financial Services, Inc. as of June 30, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis in our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Financial Services, Inc. at June 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wintter & Associates

August 18, 2004

Milestone Financial Services, Inc.

Statement of Financial Condition

June 30, 2004

Assets

Cash		$ 197,485
Commissions receivable		439,314
Other receivables, net		114,411
Deposit with clearing organization		100,000
Due from affiliate		150,161
Prepaid expenses and deposits		20,391
Furniture and equipment, at cost, less accumulated depreciation of $69,486		146,452
Total assets		$ 1,168,214

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses		$ 77,228
Commissions payable		308,721
Deferred tax liability		22,313
Other assets		13,743
Total liabilities		422,005
Stockholder's equity		
Common stock (no par value; 1,000 authorized, 200 shares issued and outstanding)	$ 20,000	
Paid-in capital	734,000	
Retained earnings (deficit)	(7,791)	
Total stockholder's equity		746,209
Total liabilities and stockholder's equity		$ 1,168,214

See independent auditor's report and accompanying notes.

Milestone Financial Services, Inc.

Statement of Income (Loss)

June 30, 2004

Revenues:	
Commissions and related fees	$ 7,991,246
Interest and investment income	421,418
Investment advisory fees	63,871
Other income	5,321
Total revenue	8,481,856
Expenses:	
Commissions	6,353,567
Employee compensation and benefits	696,761
Clearing expenses	358,258
Professional fees	212,975
Regulatory fees	101,457
Quote fees	39,144
Occupancy	37,067
Bad debt expense	224,931
Depreciation	42,352
Other operating expenses	213,340
Total expenses	8,279,852
Income before income taxes	202,004
Income tax expense	40,861
Net income	$ 161,143

See independent auditor's report and accompanying notes.

Milestone Financial Services, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended June 30, 2004

	Common Stock	Paid-in Capital	Retained Earnings Deficit	Stockholder's Equity
June 30, 2003	$ 20,000	$ 734,000	$ (168,934)	$ 585,066
Net income (loss)			161,143	161,143
June 30, 2004	$ 20,000	$ 734,000	$ (7,791)	$ 746,209

See independent auditor's report and accompanying notes.

Milestone Financial Services, Inc.

Statement of Cash Flows

June 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ 161,143
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities	
Depreciation	42,352
Loss on disposal of property	1,992
Deferred taxes	27,964
(Increase) decrease in:	
Commisions receivable	127,107
Other receivables	163,014
Due from affiliate	(73,469)
Prepaid expenses and deposits	(3,080)
(Increase) decrease in:	
Accounts payable and accrued expenses	(113,691)
Commissions payable	(325,948)
Other liabilities	7,813
Net cash provided (used) by operating activities	15,197
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of fixed assets	(153,882)
Proceeds from the sale of fixed assets	500
Net cash provided (used) by investing activities	(153,382)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net increase in cash	(138,185)
Cash and cash equivalents, beginning of the year	335,670
Cash and cash equivalents, end of the year	$ 197,485
SUPPLEMENTAL DISCLOSURES	
Income taxes paid	$ 86,336

See independent auditor's report and accompanying notes.

Milestone Financial Services, Inc.

Notes to the Financial Statements

June 30, 2004

(1) Organization

Milestone Financial Services, Inc. ("the Company") was incorporated in the State of California in 1997. The Company was approved for membership by the NASD on August 1, 1997 and is currently registered in 50 states. The Company is a wholly owned subsidiary of Milestone Financial Holdings, Inc. ("Holdings"), which provides advisory and management services to the Company. The Company's primary source of revenue is commissions and related fees generated from customer transactions.

(2) Significant Accounting Policies

Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with various clearing agreements. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a settlement date basis. The financial statement effect of recording these transactions at the settlement date rather than on the trade date is not significant.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Income Taxes
The Company computes its income taxes under Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, the difference between the financial statement and tax basis of assets and liabilities is computed annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net changes in the deferred tax asset and liability account.

The Company is included in a consolidated federal income tax return and combined state income tax return of Holdings. Pursuant to a tax sharing agreement with Holdings, the Company's share of combined federal and state income taxes is computed as if the Company filed separate returns.

(2) Significant Accounting Policies (continued)

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets, which range from three to seven years.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(3) Deposit with Clearing Organization

Under the Company's clearing agreements deposits totaling $100,000 are required to be held at the Company's clearing organizations.

(4) Other Receivables
Other receivables of $114,411 are reported net of the allowance for doubtful accounts of $206,507.

(5) Operating Leases

The Company leases office space in Oakland, California. The lease began September 18, 2003 and ends November 30, 2006. At the company's option, the lease may be extended for an additional three years. The annual non-cancelable future minimum lease payments are as follows:

Year Ended	Amount
June 30, 2005	$ 37,394
June 30, 2006	38,145
June 30, 2004	16,025
	$ 91,564

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At June 30, 2004, the Company had net capital of $314,794 of which $286,660 was in excess of its required net capital.

(7) Income Taxes

The Company's total deferred tax assets and liabilities as of June 30, 2004 are as follows:

Deferred tax asset	$ 7,123	
Valuation allowance	0	
Net deferred tax assets		$ 7,123
Deferred tax liabilities		29,436
Net deferred tax liabilities		$ 22,313

Deferred tax liabilities are primarily the result of using Internal Revenue Code section 179 which expenses the cost of fixed assets in the year of purchase for tax purposes versus expensing over the assets estimated useful lives for financial statement purposes. The deferred tax assets are the result of a California net operating loss carryforward of $80,580 that may be used to offset future taxable income. The California loss carryforward is due to expire in 2009. The valuation allowance has been reduced by $33,840 to $0 because it is estimated that it will more likely than not be realized.

The Company's effective tax rate differs from the federal statutory rate due primarily to state taxes and nondeductible expenses.

The components of the income tax provision (benefit) for the year ended June 30, 2004 are as follows:

Current:		
Federal	$ 839	
State	10,528	
		$ 11,367
Deferred:		
Federal	18,531	
State	10,968	
		29,494
Total		$ 40,861

(8) Related Party Transactions

The Company is a wholly owned subsidiary of Holdings. If these companies were to report on a combined basis, the results of operations and financial position could differ significantly.

The Company and Holdings are both parties to a management agreement under which the Company periodically pays Holdings management fees to compensate Holdings for providing corporate business advisory, management and other services. The Company paid $110,000 in management fees for the year ended June 30, 2004.

As of June 30, 2004, Holdings owes the Company $150,161 for income taxes that the Company paid on Holdings' behalf and for the benefit of the Company's net operating loss utilized by Holdings in consolidation for tax purposes.

(9) Employee Benefits

The Company has a savings incentive match plan for employees (SIMPLE plan) which matches eligible employee contributions up to 3% of compensation. Company contributions to the plan were $12,796 for the year ended June 30, 2004.

(10) Concentration of Risk

Deposits with clearing organization of $50,000 and commissions receivable of $406,812 represent funds due from Wells Fargo Investment Correspondent Services at June 30, 2004. The Company considers these receivables to be fully collectible at June 30, 2004.

(11) Litigation

Due to the nature of its business, the Company is subject from time to time to various threatened or filed legal actions. Although the amount of ultimate exposure cannot be determined, the Company accrues for losses that management considers probable at the balance sheet date. Registered representatives are responsible by contract to reimburse the Company for all costs related to arbitrations and litigation.

(12) Bad Debt Expense

The Company advances funds covering trade errors and litigation expenses and losses which are reimbursable by the Company's individual brokers. During the year, the Company directly wrote off $224,931 of these receivables from brokers that management believes is not collectible.

(13) Risk Concentration

At June 30, 2004, the Company held deposits at a financial institution, which were in excess of applicable federal insurance limits by $135,036.

(14) Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on behalf of its customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at a prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Milestone Financial Services, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of June 30, 2004

Net Capital		
Total stockholder's equity qualified for net capital		$ 746,209
Less: Non-allowable assets		
Other receivables	$ 114,411	
Due from affiliate	150,161	
Prepaid expenses and deposits	20,391	
Furniture and equipment (net)	146,452	
Total non-allowable assets		431,415
Net capital		314,794
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $422,005 or $5,000, whichever is greater		28,134
Excess net capital		$ 286,660

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of June 30, 2004)

Net capital, as reported in Company's Part II of Form X-17A-5 as of June 30, 2004	$ 337,101
Increase in stockholder's equity	453
Increase in non-allowable assets	(22,760)
Net capital per above computation	$ 314,794

Milestone Financial Services, Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended June 30, 2004

An exception from Rule 15c3-3 is claimed based upon section (k)(2)(ii). All customer transactions are cleared through Dain Correspondent Services and Wells Fargo Investment Correspondent Services or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

For the Year Ended June 30, 2004

Not applicable.

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Milestone Financial Services, Inc.
Oakland, California

In planning and performing our audit of the financial statements and supplemental schedules of Milestone Financial Services, Inc. (the Company) for the period ended June 30, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

August 18, 2004